Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

January 24, 2018

€400,000,000

Floating Rate Notes due 2020

FINAL TERM SHEET

January 24, 2018

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Legal Format:	SEC Registered

Security:	Floating Rate Notes due 2020 (the “Notes”)

Issuer Credit Ratings*:	A3 Stable (Moody’s) / A- Stable (S&P)

Issue Ratings:	Unrated

Principal Amount:	€400,000,000

Trade Date:	January 24, 2018

Settlement Date:	January 29, 2018 (T+3)

Maturity Date:	January 29, 2020

Interest Payment Dates:	January 29, April 29, July 29 and October 29, commencing on April 29, 2018

Interest Reset Dates:	Quarterly on January 29, April 29, July 29 and October 29

Spread:	+25.0 bps

Interest Rate:	Base Rate plus the Spread. The minimum Interest Rate shall not be less than zero

Base Rate:	EURIBOR

EURIBOR Reference:	Reuters Page EURIBOR01

Index Maturity:	Three months

Initial Interest Rate:	Initial Base Rate plus the Spread

Initial Base Rate:	3-month EURIBOR in effect on January 25, 2018 (the second TARGET2 Business Day immediately prior to the Settlement Date)

Re-offer Price:	100.371%

Underwriting Discount:	0.100%

Net Proceeds, Before Expenses, to Issuer:	€401,084,000

Optional Redemption:	On and after December 29, 2019 (one month prior to their maturity), the issuer may redeem the Notes in whole, at any time, or in part, from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

Prior to December 29, 2019 (one month prior to their maturity), the Notes are not redeemable, except that the issuer may redeem all, but not less than all, of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption, in the event of certain changes in the tax law of the United States (or any taxing authority thereof or therein) which would obligate it to pay additional amounts.

Day Count Convention:	Actual / 360

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Modified Following, Adjusted

Denomination:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS1760832128 / 176083212 / 74340X BG5

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange

Sole Book-Running Manager:	Merrill Lynch International

*	Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Notes and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch International at +44-207-995-3966.

MiFID II professionals/ECPs-only– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).